Exhibit No. (a)(11)

FOR IMMEDIATE RELEASE
MONDAY, 27TH JULY, 1998



                        CARLTON COMPLETES ACQUISITION OF
                          NIMBUS CD INTERNATIONAL, INC.


Carlton Communications Plc ("Carlton") today announced that its wholly owned subsidiary, Neptune Acquisition Corp., has completed its all-cash $11.50 per share tender offer for all of the outstanding shares of common stock of Nimbus CD International, Inc. (NASDAQ/NM:NMBS). The tender offer expired at 12:00 midnight, New York City time, on Friday, July 24, 1998.

    Neptune Acquisition Corp. accepted for payment all of the 20,598,948 shares of Nimbus common stock, representing approximately 95.9 % of the outstanding shares validly tendered and not withdrawn prior to the expiration of the offer, including 203,221 shares tendered pursuant to notices of guaranteed delivery.

    Carlton will complete its acquisition of Nimbus by means of a merger of Neptune Acquisition Corp. with Nimbus in which the remaining shares of Nimbus will be converted into the right to receive $11.50 per share in cash.

                                                  -ENDS-

For further information please contact:
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David Cameron       Carlton Communications Plc              011 44171 663 6363